SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No.15)

                       Sealed Air Corporation
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class of Securities)


                             81211K100
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          Thomas Tays
                        Chief Legal Officer

                  DAVIS SELECTED ADVISERS, L.P.
                 2949 East Elvira Road, Suite 101
                     Tucson, Arizona 85756
                         (520) 434-3771
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         June 29, 2012
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]

Rider 1A


CUSIP No. 81211K100                                           13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Davis Selected Advisers, L.P.
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
___________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    9,331,097 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :            0 shares (Shared)
                                          936,804 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    10,267,901 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :                0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,267,901 shares
___________________________________________________________________

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.3%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________



Item 1.  Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock (the "Securities") of Sealed Air Corporation, a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices located at 200 Riverfront Boulevard Elmwood Park, New Jersey.

Item 2.  Identity and Background

Item 2 shall be amended and restated as follows:

(a)-(c) This statement is being filed by Davis Selected Advisers, L.P. ("Davis Advisors"), an investment advisor registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Advisors provides discretionary portfolio management services, serving as investment adviser or sub-adviser for registered investment companies (including the Davis Funds, Selected Funds, and Clipper Fund), unregistered investment companies, offshore funds, and private accounts.
Davis Advisors also works with sponsors to serve as investment adviser for managed money/wrap account programs. In certain managed money/wrap account programs, Davis Advisors will provide non-discretionary investment management services (generally in the form of model portfolios).

The names, business addresses, and principal occupations of the general partner and executive officer of Davis Advisors (collectively, the "Principals") are set forth in Schedule I.

The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Davis Advisors, Inc., under sole or shared discretionary authority granted to Davis Advisors. None of the Securities are owned by or on behalf of Davis Advisors and less than 0.5% of the Issuer's outstanding securities are owned by Davis Advisors partners and officers.

(d) During the last five years, none of Davis Advisors, or any of the Principals has been convicted in any criminal proceeding.

(e) During the last five years, none of Davis Advisors, or any of the Principals has been a party to any civil or administrative proceeding that resulted in such person or entity being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Davis Advisors is a Colorado limited partnership. The citizenship of each Principal is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

The respective investment advisory clients of Davis Advisors used approximately $217,593,265 in the aggregate to purchase the Securities reported in this filing. All funds used to purchase Securities were assets of these respective clients and none were assets of Davis Advisors. In addition, none of the funds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Davis Advisors has either sole or shared discretionary dispositive or voting power. The Beneficial ownership on the part of Davis Advisors is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only and in the ordinary course of business of Davis Advisors as a registered investment advisor. Davis Advisors may, from time to time and at any time, purchase additional securities on behalf of clients in the future. Davis Advisors reserves the right to sell all or a part of the current holdings of the Securities from time to time and at any time.

Davis Advisors is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Davis Advisors analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies.

Davis Advisors qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Davis Advisors utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Davis Advisors may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters or possible courses of action to assist in building corporate intrinsic value per share or to cause the portfolio company's true economic value to be recognized. In such situations, Davis Advisors may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

On June 1, 2011, via a press release, the Issuer announced that it had entered into a definitive agreement under which the Issuer will acquire Diversey in a transaction valued at $4.3 billion. Davis Advisors:

1. has serious concerns about the proposed transaction;
2. may oppose the proposed transaction;
3. may encourage the Issuer's management to explore other strategic options to maximize shareholder value; and
4. may have additional conversations with the Issuer and/or third parties
   regarding    opportunities to maximize the Issuer's value including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4.


Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 10,267,901 shares of the common stock of the Issuer, constituting approximately 5.3% of the Issuer's outstanding shares, Rider 6A.

___________________________________________________________________

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Davis Advisors' Voting Authority

Sole:                          9,331,097       4.8%
Shared:                       none             0.0%
None:                            936,804       0.5%

Total                         10,267,901       5.3%

Davis Advisors' Dispositive Authority

Sole:                         10,267,901       5.3%
Shared:                       none             0.0%

Total                         10,267,901       5.3%



(b) Davis Advisors generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by Davis New York Venture Fund are reported in the "shared" category.

(c) Please see Schedule II for purchase and sale transactions in the Securities during the past sixty days.

(d) The investment advisory clients of Davis Advisors have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Davis Advisors does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Davis Advisors are established in written investment advisory agreements between clients and Davis Advisors, which are entered into in the normal and usual course of the business of Davis Advisors as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 6 of Schedule 13D other than voting of proxies. In connection with voting, Davis Advisors may be allowed or directed to vote the proxies received by client accounts.

Item 7.  Material to be Filed as an Exhibit

Item 7 shall be amended and restated as follows:

                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2012


                                 DAVIS SELECTED ADVISERS, L.P.

                                 By /s/ Thomas Tays
                                 _______________________________
                                 Thomas Tays
                                 Vice President & Chief Legal Officer




                                    SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

The following information is disclosed for the general partner and each of the executive officers of Davis Advisors: name; business address; and present principal occupation or employment. Each individual identified below is a citizen of the United States.


DAVIS SELECTED ADVISERS, L.P.

General Partner: Davis Investments, LLC (a Delaware limited liability company) serves as Davis Selected Advisers, L.P.'s sole general partner. Davis Investments, LLC is wholly owned by Christopher Davis.

Executive Officers

Sole Member & Chairman	Christopher C. Davis(1)
President	Andrew A. Davis(2)
Chief Operating Officer	Kenneth C. Eich(3)
Chief Marketing Officer	Russell O. Wiese(1)
Vice President, Chief Financial Officer, Treasurer &
Assistant Secretary	Gary P. Tyc(3)
Vice President, Chief Legal Officer, General Counsel,
& Secretary	Thomas D. Tays(3)
Vice President & Chief Compliance Officer	Sharra L. Haynes(3)
Co-Chief Compliance Officer	Anthony Frazia(1)
Vice President & Information Technology Manager	Sandra E. Duran(2)
Vice President & Director of Fund Accounting	Douglas A. Haines(3)
Assistant Vice President	Catherine A. Merlino(3)

(1)Principal office 620 Fifth Avenue, 3rd Floor, New York, New York 10020
(2)Principal office 124 East Marcy Street, Santa Fe New Mexico 87501
(3)Principal office 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756



                           SCHEDULE II
Securities transactions in the last 60 days.

Purchases and sales by Davis Advisors were conducted in the open market in the ordinary course of business.


Transaction Type        Date   		 # of Shares      Price per Share
        (Net of commissions)




Sold			04/30/2012	  4,580 	 $19.15
Sold			05/01/2012	 10,112 	 $19.40
Buy			05/02/2012	    370 	 $18.91
Sold			05/02/2012	  9,461 	 $19.00
Sold			05/03/2012	  7,485 	 $18.60
Sold			05/04/2012	  3,185 	 $17.81
Sold			05/07/2012	  7,667 	 $17.58
Sold			05/08/2012	  1,862 	 $17.39
Sold			05/09/2012	  3,574 	 $17.93
Sold			05/10/2012	  5,800 	 $18.19
Sold			05/11/2012	  2,314 	 $17.94
Sold			05/14/2012	  5,743 	 $17.53
Sold			05/15/2012	  6,658 	 $17.40
Sold			05/16/2012	  4,903 	 $17.14
Sold			05/17/2012	  5,474 	 $16.56
Sold			05/18/2012	  3,545 	 $16.21
Sold			05/21/2012	  2,182 	 $16.14
Sold			05/22/2012	  6,277 	 $16.24
Sold			05/23/2012	  4,375 	 $15.90
Sold			05/24/2012	  4,924 	 $16.05
Sold			05/25/2012	  2,993 	 $16.00
Sold			05/29/2012	  3,522 	 $16.12
Sold			05/30/2012	  3,642 	 $15.81
Sold			05/31/2012	  7,429 	 $15.65
Sold			06/01/2012	  5,629 	 $15.24
Sold			06/04/2012	  2,481 	 $14.88
Sold			06/05/2012	  4,589 	 $15.19
Sold			06/06/2012	  4,263 	 $15.57
Sold			06/07/2012	  2,108 	 $15.68
Sold			06/08/2012	  8,288 	 $15.59
Sold			06/11/2012	  5,218 	 $15.57
Sold			06/12/2012	  3,699 	 $15.49
Sold			06/13/2012	  3,842 	 $15.49
Sold			06/14/2012	  2,123 	 $15.45
Sold			06/15/2012	  4,843 	 $15.49
Sold			06/18/2012	  2,261 	 $15.55
Sold			06/19/2012	  3,657 	 $15.90
Sold			06/20/2012	  4,070 	 $15.90
Sold			06/21/2012	  2,678 	 $15.56
Sold			06/22/2012	  6,539 	 $15.50
Sold			06/25/2012	  1,687 	 $15.25
Sold			06/26/2012	  5,837 	 $15.21
Sold			06/27/2012	 10,243 	 $15.00
Sold			06/28/2012      504,886 	 $14.97
Sold			06/29/2012      603,842 	 $15.37





DAVIS SELECTED ADVISERS, L.P.
Schedule 13D Riders

Rider 1A

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).


Rider 6A

Based upon 194,097,465 shares stated to be outstanding as of April 30, 2012 in the Issuer's 10-K filed with the Securities Exchange
Commission on May 10, 2012.